Good Morning Shinhan Securities renamed as Shinhan Investment

On July 23, 2009, Good Morning Shinhan Securities, a wholly-owned brokerage subsidiary of Shinhan Financial Group(“SFG”), held an extraordinary shareholders’ meeting in which SFG approved to rename “Good Morning Shinhan Securities Co., Ltd.” as “Shinhan Investment Corp.”.

Such change will become effective as of August 24, 2009.